EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(In thousands, except ratios)	2013	2012
	(unaudited)
Earnings:
Net income	$82,986	$55,099
Add:
Provision for income taxes	44,997	30,395
Fixed charges	109,582	72,039
Less:
Capitalized interest	(14,887)	(8,631)
Earnings as adjusted (A)	$222,678	$148,902
Fixed charges:
Interest expense	$94,257	$63,018
Capitalized interest	14,887	8,631
Interest factors of rents (1)	438	390
Fixed charges as adjusted (B)	$109,582	$72,039
Ratio of earnings to fixed charges ((A) divided by (B))	2.03	2.07

(1)    Estimated to be 1/3 of rent expense.